Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Nos. 333-132370 and 333-132370-01

Equity First

Performance First

OFFERING SUMMARY

No. 2007 – MTNDD199

(Related to the ELKS Product Supplement Dated March 22, 2007, Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)

CITIGROUP FUNDING INC.

Medium-Term Notes, Series D

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Equity LinKed Securities

% Per Annum

ELKS Based Upon the

Common Stock of the Federal National Mortgage Association

Due 2008

$10.00 per ELKS

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including an ELKS product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the ELKS product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the ELKS product supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

November 29, 2007

ELKS®

2	ELKS

ELKS®

Based Upon the Common Stock of the Federal National Mortgage Association

Equity Linked Securities Due 2008

This offering summary represents a summary of the terms and conditions of the ELKS. It is important for you to consider the information contained in this offering summary, the ELKS product supplement, as well as the related prospectus supplement and prospectus, before making your decision to invest in the ELKS. The description of the ELKS below supplements, and to the extent inconsistent with, replaces, the description of the general terms of the ELKS set forth in the ELKS product supplement. In particular, as set forth herein, the amount received at maturity for each ELKS will depend upon the closing price of the Underlying Equity on the Valuation Date and not upon the price of the Underlying Equity at any time from the Pricing Date up to and including the Valuation Date, as described in the ELKS product supplement. Capitalized terms used in this offering summary and not defined under “Preliminary Terms” below have the meanings given them in the ELKS product supplement.

Overview of the ELKS®

General

Equity LinKed Securities, or ELKS®, are equity-linked investments that offer current income as well as limited protection against the decline in the price of the common stock on which the ELKS are based. The ELKS Based Upon the Common Stock of the Federal National Mortgage Association have a maturity of approximately one year and are issued by Citigroup Funding Inc. Some key characteristics of the ELKS include:

O

Periodic Fixed Coupons. The ELKS pay a fixed coupon, with a yield greater than both the current dividend yield of the Underlying Equity and the yield that would be payable on a conventional debt security of the same maturity issued by Citigroup Funding. The ELKS will pay a semi-annual coupon equal to approximately 10% to 15% per annum (to be determined on the Pricing Date).

O

No Principal Protection. While the ELKS provide limited protection against the decline in the price of the Underlying Equity, ELKS are not principal protected. For each ELKS you hold at maturity, you will receive either (a) a fixed number of shares of the Underlying Equity equal to the Equity Ratio (or, if you elect, the cash value of those shares based on the closing price of the Underlying Equity on the third trading day before maturity), if the closing price of the Underlying Equity is less than or equal to the Downside Threshold Price (to be determined on the Pricing Date) on the third trading day before maturity, or (b) $10 in cash. Thus, if you receive shares of the Underlying Equity at maturity (or, if you elect, the cash value of those shares) and the price of the Underlying Equity at maturity (or on the third trading day before maturity if you elect to receive the cash value of those shares) is less than the Initial Equity Price, the amount you receive at maturity for each ELKS will be less than the price paid for each ELKS and could be zero.

ELKS	3

O

No Participation in the Growth Potential of the Underlying Equity. In return for receiving the fixed coupon and limited protection against a decline in the price of the Underlying Equity, you give up participation in any increase in the price of the Underlying Equity during the term of the ELKS (except in very limited circumstances). Also, you will not receive dividends or other distributions, if any, paid on the Underlying Equity.

The ELKS are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the ELKS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The ELKS will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and, as a result of the guarantee, any payments due under the ELKS will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the ELKS at maturity is not guaranteed.

Types of Investors

The ELKS may be an attractive investment for investors seeking relatively high current income who are also willing to accept risk to the principal invested, including:

O	Income-oriented equity investors

O	Investors with moderate return expectations for the Underlying Equity who also seek limited protection against loss

O	Current or prospective holders of the Underlying Equity

O	Investors in convertible securities who are willing to risk principal

Preliminary Terms

Issuer:	Citigroup Funding Inc.
Security:	Equity Linked Securities (ELKS®) Based Upon the Common Stock of the Federal National Mortgage Association
Underlying Equity:	Common Stock of the Federal National Mortgage Association (NYSE symbol: “FNM”)
Guarantee:	Any payments due on the ELKS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the ELKS are not principal protected, you may receive an amount at maturity that is less than the amount you initially invest
Rating of the Issuer’s Obligations:	Aa2/AA (Moody’s/S&P) based upon the Citigroup Inc. guarantee; however, because the ELKS are not principal protected, you may receive an amount at maturity that is less than the amount you initially invest
Principal Protection:	None
Principal Amount Issued:	$
Pricing Date:	December , 2007
Issue Date:	Three Business Days after the Pricing Date
Valuation Date:	Three Business Days before the Maturity Date
Maturity Date:	Approximately one year after the Issue Date
Issue Price:	$10 per ELKS
Coupon:	Approximately 10% to 15% per annum (to be determined on the Pricing Date), paid semi-annually and computed on the basis of a 360-day year of twelve 30-day months

4	ELKS

Coupon Payment Dates:

                    , 2008 and                     , 2008.

Any coupon payment on an ELKS required to be made on a date, including the stated Maturity Date, that is not a Business Day need not be made on that date. A payment may be made on the next succeeding Business Day with the same force and effect as if made on the specified date. No additional interest will accrue as a result of delayed payment. The coupon payment will be payable to the persons in whose name the ELKS are registered at the close of business on the third Business Day preceding the relevant Coupon Payment Date.

Composition of Coupon Payments:

The total coupon of $             (to be determined on the Pricing Date), will be composed of interest in the amount of $             and an option premium in the amount of $            .

The                     , 2008 coupon of $             (to be determined on the Pricing Date), will be composed of $             of interest, at a rate of approximately             % per annum, and a partial payment of an option premium in the amount of $            .

The                     , 2008 coupon of $             (to be determined on the Pricing Date), will be composed of $             of interest, at a rate of approximately             % per annum, and a partial payment of an option premium in the amount of $            .

Amount Received at Maturity:

For each $10 ELKS:

(1) a fixed number of shares of the Underlying Equity equal to the Equity Ratio (or, if you exercise your Cash Election Right, the cash value of those shares based on the closing price of the Underlying Equity on the Valuation Date), if the closing price of the Underlying Equity on the Valuation Date has declined by approximately 50% (to be determined on the Pricing Date) or more, or

(2) $10 in cash

Cash Election Right:

You may elect to receive from Citigroup Funding for each ELKS you hold on the Maturity Date the cash value of the shares of the Underlying Equity you would otherwise be entitled to at maturity. If you elect to exercise the Cash Election Right you must provide timely notice of your election to your broker so that your broker can provide notice of your election to the trustee and the paying agent for the ELKS no sooner than 20 Business Days before the Maturity Date and no later than 5 Business Days before the Maturity Date.

You should refer to the section “Description of the ELKS – Determination of the Amount to be Received at Maturity” in the ELKS product supplement for more information about the Cash Election Right.

Equity Ratio:	A number of shares of the Underlying Equity per ELKS equal to $10 divided by the Initial Equity Price (actual ratio to be determined on the Pricing Date)
Initial Equity Price:	$ , the closing price of the Underlying Equity on the Pricing Date
Downside Threshold Price:	$ , approximately 50% (to be determined on the Pricing Date) of the Initial Equity Price
Listing:	Application will be made to list the ELKS on the American Stock Exchange under the symbol “EJC”
CUSIP Number:
Calculation Agent:	Citigroup Global Markets Inc.

Underwriting Discount (including the Sales Commission defined below) and Issue Price:		Per ELKS	Total
	Public Offering Price:	$10.00	$
	Underwriting Discount:	$0.225	$
	Proceeds to Citigroup Funding Inc.:	$9.775	$
Sales Commission Earned:	$0.20 per ELKS for each ELKS sold by a Smith Barney Financial Advisor.

ELKS	5

Benefits of the ELKS

O

Current Income.    The ELKS pay a semi-annual coupon with a yield set at a rate that is currently greater than both the anticipated dividend yield on the Underlying Equity and the rate that would be paid on a conventional debt security with the same maturity issued by Citigroup Funding.

O

Protection Against Loss in Limited Circumstances.    At maturity, you will receive your original investment in the ELKS even if the price of the Underlying Equity has declined from the Initial Equity Price, as long as the closing price on the Valuation Date is not less than or equal to the Downside Threshold Price. In this case, you will not suffer the same loss that a direct investment in the Underlying Equity would produce. However, if the closing price of the Underlying Equity on the Valuation Date is less than or equal to the Downside Threshold Price, unless the closing price of the Underlying Equity returns to the Initial Equity Price between the Valuation Date and the Maturity Date, the amount you receive at maturity will be less than your initial investment and could be zero.

Key Risk Factors

An investment in the ELKS involves significant risks. While some of these risks are summarized below, please review “Risk Factors Relating to the ELKS” in the ELKS product supplement and “Risk Factors” in the related prospectus supplement for a full description of risks.

O

Potential for Loss.    The amount you will receive at maturity on the ELKS will depend on the closing price of the Underlying Equity on the Valuation Date. If, on the Valuation Date, the closing price of the Underlying Equity has declined from the Initial Equity Price to be less than or equal to the Downside Threshold Price, the amount you receive at maturity in all likelihood will be less than your initial investment in the ELKS and could be zero.

O

No Participation in Underlying Equity Appreciation.    You will not participate in any appreciation in the price of the Underlying Equity, and the return on the ELKS will be limited to the coupon payable on the ELKS. Given that the Downside Threshold Price is approximately 50% (to be determined on the Pricing Date) of the Initial Equity Price and the Valuation Date is the third day before maturity, the possibility of your participation in any appreciation in the price of the Underlying Equity is very remote. Therefore, the return on the ELKS may be less than the return on a similar security that allows you to participate more fully in the appreciation of the price of the Underlying Equity, or on a direct investment in the Underlying Equity, if the price of the Underlying Equity at maturity (or on the Valuation Date, as applicable) is significantly greater than the Initial Equity Price but you do not receive shares of the Underlying Equity (or the cash value of those shares) at maturity.

O

Potential for a Lower Comparative Yield.    If the closing price of the Underlying Equity is less than or equal to the Downside Threshold Price on the Valuation Date, the effective yield on the ELKS in all likelihood will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding with a comparable maturity.

O

Relationship to the Underlying Equity.    You will have no rights against the issuer of the Underlying Equity even though the market value of the ELKS and the amount you will receive at maturity depend on the price of the Underlying Equity. The issuer of the Underlying Equity is not involved in the offering of the ELKS and has no obligations relating to the ELKS. In addition, you will have no voting rights and will not receive dividends or other distributions, if any, with respect to the Underlying Equity unless and until you receive shares of the Underlying Equity at maturity.

6	ELKS

O

Secondary Market.    Citigroup Funding will apply to list the ELKS on the American Stock Exchange, but a secondary market may not develop or continue for the term of the ELKS. Although Citigroup Global Markets intends to make a market in the ELKS, it is not obligated to do so.

O

Resale Value of the ELKS May be Lower Than Your Initial Investment.    Due to, among other things, changes in the price of and dividend yield on the Underlying Equity, interest rates, the earnings performance of the issuer of the Underlying Equity, other economic conditions and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the ELKS may trade, if at all, at prices below their initial issue price of $10 per ELKS. You could receive substantially less than the amount of your initial investment upon any resale of your ELKS.

O

Fees and Conflicts.    Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the ELKS. Further, Citigroup Funding expects to hedge its obligations under the ELKS through the trading of the Underlying Equity or other instruments, such as options, swaps or futures, based upon the Underlying Equity by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the ELKS may result in a conflict of interest.

O

Affiliate Research Reports and Commentary.    Citigroup Investment Research or other affiliates of Citigroup Funding may publish research reports or otherwise express opinions or provide recommendations from time to time regarding the Federal National Mortgage Association (“Fannie Mae”) common stock or other matters that may influence the price of Fannie Mae common stock and, therefore, the value of the ELKS. Any research, opinion or recommendation expressed by Citigroup Investment Research or other Citigroup Funding affiliates may not be consistent with purchasing, holding or selling the ELKS.

O

Fannie Mae’s Failure to Timely File Certain Periodic Reports and Any Further Restatement of Financial Statements for Certain Periods May Have a Negative Effect on the Price of the Underlying Equity.    According to publicly available documents, due to material weaknesses that have prevented Fannie Mae from reporting its financial results on a timely basis, Fannie Mae has failed to timely file the following periodic reports with the SEC: its Quarterly Reports on Form 10-Q for the three-month periods ended September 30, 2004, March 31, 2005, June 30, 2005, September 30, 2005, March 31, 2006, June 30, 2006, September 30, 2006, March 31, 2007 and June 30, 2007, as well as its Annual Report on Form 10-K for its fiscal years ended December 31, 2004, December 31, 2005 and December 31, 2006. Fannie Mae announced that as of December 6, 2006, the previously issued consolidated financial statements and related notes for the years ended December 31, 2002 and December 31, 2003 (including the interim periods within those years) and the quarters ended March 31, 2004 and June 30, 2004 were restated and included in the Form 10-K for its fiscal year ended December 31, 2004. Fannie Mae’s previously issued financial statements for those periods should no longer be relied upon.

As a result, financial information relating to the restatement periods or to any period for which a periodic report has not been filed with the SEC may be limited and any further failure to timely file financial statements with the SEC or further restatement of the company’s previously filed financial statements may have a negative effect on the price of the Underlying Equity.

O	Citigroup Inc. Credit Risk. The ELKS are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the ELKS.

ELKS	7

Description of the Federal National Mortgage Association

General

According to publicly available documents, Fannie Mae is a mission-driven company, owned by private shareholders and chartered by Congress to support liquidity and stability in the secondary mortgage market. Fannie Mae is currently subject to the information requirements of the Securities Exchange Act. Accordingly, Fannie Mae files reports (including its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007) and other information with the SEC. However, due to material weaknesses that have prevented Fannie Mae from reporting its financial results on a timely basis, Fannie Mae has failed to timely file periodic reports with the SEC in the recent past. In addition, Fannie Mae has restated its consolidated financial statements and related notes for the years ended December 31, 2002 and December 31, 2003 (including the interim periods within those years) and the quarters ended March 31, 2004 and June 30, 2004 and therefore certain financial information issued before December 6, 2006 should not be relied on. See “Key Risk Factors—Fannie Mae’s Failure to Timely File Certain Periodic Reports and Any Further Restatement of Financial Statements for Certain Periods May Have a Negative Effect on the Price of the Underlying Equity” above. Fannie Mae’s registration statements, reports and other information are available to the public from the SEC’s website at http://www.sec.gov, or may be inspected and copied at offices of the SEC at the locations listed in the section “Prospectus Summary—Where You Can Find More Information” in the prospectus related to this offering.

Neither Citigroup Funding nor Citigroup Inc. has participated in the preparation of Fannie Mae’s publicly available documents and has not made any due diligence investigation or inquiry of Fannie Mae in connection with the offering of the ELKS. We make no representation that the publicly available information about Fannie Mae is accurate or complete.

The ELKS represent obligations of Citigroup Funding only. Fannie Mae is not involved in any way in this offering and has no obligation relating to the ELKS or to holders of the ELKS.

8	ELKS

Historical Data on the Common Stock of the Federal National Mortgage Association

The common stock of the Federal National Mortgage Association is listed on the New York Stock Exchange under the symbol “FNM.” The following table sets forth, for each of the quarterly periods indicated, the high and the low intra-day sales prices for Fannie Mae common stock, as reported on the New York Stock Exchange, as well as the cash dividends paid per share of Fannie Mae common stock.

According to Fannie Mae’s Form 10-Q for the quarterly period ended September 30, 2007, as of October 22, 2007, there were 978,167,971 shares of common stock outstanding.

Holders of ELKS will not be entitled to any rights with respect to Fannie Mae common stock (including, without limitation, voting rights or rights to receive dividends or other distributions in respect thereof) prior to receiving shares of Fannie Mae common stock at maturity, if applicable.

	High	Low	Dividend
2002
Quarter
First	83.75	75.15	0.3300
Second	84.10	72.00	0.3300
Third	77.55	59.00	0.3300
Fourth	72.00	61.45	0.3300
2003
Quarter
First	70.20	58.50	0.3900
Second	75.84	65.30	0.3900
Third	72.07	60.11	0.4500
Fourth	75.94	68.48	0.4500
2004
Quarter
First	80.82	70.75	0.5200
Second	75.47	65.90	0.5200
Third	77.80	63.05	0.5200
Fourth	73.75	62.95	0.5200
2005
Quarter
First	71.70	53.72	0.2600
Second	61.66	49.75	0.2600
Third	60.21	41.50	0.2600
Fourth	50.79	41.44	0.2600
2006
Quarter
First	58.60	48.41	0.2600
Second	54.50	46.17	0.2600
Third	56.31	46.30	0.2600
Fourth	62.30	54.40	0.4000
2007
Quarter
First	60.44	51.88	0.4000
Second	69.94	53.30	0.5000
Third	70.57	56.20	0.5000
Fourth (through November 29)	68.60	26.85	0.5000

The closing price of Fannie Mae common stock on November 29, 2007 was $32.39.

ELKS	9

Graph of Historical Trading Price Information

The following graph sets forth the daily closing price of Fannie Mae common stock, as reported on the New York Stock Exchange from January 2, 2002 to November 26, 2007. The data reflected in the graph below was obtained from Bloomberg L.P. Past closing prices of Fannie Mae common stock are not indicative of future Fannie Mae common stock closing prices.

Hypothetical Amounts Payable at Maturity

The four examples of hypothetical maturity payment calculations set forth below are based on the following assumptions:

O	Issue Price: $10.00 per ELKS

O	Coupon: 13% per annum, payable semi-annually ($1.30 per ELKS total)

O	Initial Equity Price: $28.92 per share of Fannie Mae common stock

O	Annualized current regular dividend yield of Fannie Mae common stock: 6.91%

O	Equity Ratio: 0.34578 shares of Fannie Mae common stock per ELKS

O	Maturity Date: One year after the Issue Date

O

At maturity, whether investors receive shares of Fannie Mae common stock or their initial investment ($10.00 per ELKS) depends on whether the closing price of Fannie Mae common stock has declined by 50% or more to $14.46 or less on the third Trading Day before the Maturity Date.

10	ELKS

O	When applicable, the holder of the ELKS will not elect to receive the cash value of the shares of Fannie Mae common stock equal to the Equity Ratio.

O	The closing price of Fannie Mae common stock on the third Trading Day before the Maturity Date is the same as the closing price on the Maturity Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount you will receive at maturity will depend on the actual Initial Equity Price, the percentage decline from the Initial Equity Price which will determine whether you receive a fixed number of shares of Fannie Mae common stock at maturity (or the cash value of those shares at your election) instead of $10 and the change in the price of Fannie Mae common stock from the Initial Equity Price to the closing price on the Valuation Date.

Additionally, if you elect to receive the cash value of the shares of Fannie Mae common stock equal to the Equity Ratio you would otherwise be entitled to at maturity, the amount of cash you receive at maturity will be determined based on the closing price of Fannie Mae common stock on the Valuation Date. This amount will not change from the amount fixed on the Valuation Date, even if the closing price of Fannie Mae common stock changes from the Valuation Date to maturity. Conversely, if you do not make a cash election and instead receive a number of shares of Fannie Mae common stock at maturity equal to the Equity Ratio, the value of those shares at maturity will be different than the value of those shares on the Valuation Date if the closing price of Fannie Mae common stock changes from the Valuation Date to maturity.

Example 1: The closing price of Fannie Mae common stock on the third Trading Day before maturity is $23.14 per share, which is not less than or equal to 50% of the Initial Equity Price, and the closing price of Fannie Mae common stock at maturity is $23.14 per share, which is less than the Initial Equity Price.

O	Amount received at maturity (excluding all coupon payments): $10.00 per ELKS

O	Return on Fannie Mae common stock (excluding cash dividend payments): -19.99%

O	Return on ELKS (excluding all coupon payments): 0.00%

O	Return on Fannie Mae common stock (including cash dividend payments): -13.08%

O	Return on ELKS (including all coupon payments): 13.00%

Example 2: The closing price of Fannie Mae common stock on the third Trading Day before maturity is $28.92 per share, which is not less than or equal to 50% of the Initial Equity Price, and the closing price of Fannie Mae common stock at maturity is $28.92 per share, which is equal to the Initial Equity Price.

O	Amount received at maturity (excluding all coupon payments): $10.00 per ELKS

O	Return on Fannie Mae common stock (excluding cash dividend payments): 0.00%

O	Return on ELKS (excluding all coupon payments): 0.00%

O	Return on Fannie Mae common stock (including cash dividend payments): 6.91%

O	Return on ELKS (including all coupon payments): 13.00%

ELKS	11

Example 3: The closing price of Fannie Mae common stock on the third Trading Day before maturity is $34.70 per share, which is not less than or equal to 50% of the Initial Equity Price, and the closing price of Fannie Mae common stock at maturity is $34.70 per share, which is greater than the Initial Equity Price.

O	Amount received at maturity (excluding all coupon payments): $10.00 per ELKS

O	Return on Fannie Mae common stock (excluding cash dividend payments): 19.99%

O	Return on ELKS (excluding all coupon payments): 0.00%

O	Return on Fannie Mae common stock (including cash dividend payments): 26.90%

O	Return on ELKS (including all coupon payments): 13.00%

Example 4: The closing price of Fannie Mae common stock on the third Trading Day before maturity is $14.00 per share, which is less than or equal to 50% of the Initial Equity Price, and the closing price of Fannie Mae common stock at maturity is $14.00 per share, which is less than the Initial Equity Price.

O	Amount received at maturity (excluding all coupon payments): 0.34578 shares of Fannie Mae common stock (the hypothetical Equity Ratio) per ELKS having a market value at maturity of $4.84.

O	Return on Fannie Mae common stock (excluding cash dividend payments): -51.59%

O	Return on ELKS (excluding all coupon payments): -51.59%

O	Return on Fannie Mae common stock (including cash dividend payments): -44.68%

O	Return on ELKS (including all coupon payments and the cash or market value of Fannie Mae common stock): -38.59%

12	ELKS

Summary Chart of Hypothetical Examples

	Example 1	Example 2	Example 3	Example 4
Hypothetical Initial Share Price (per share)	$28.92	$28.92	$28.92	$28.92
50% of Hypothetical Initial Share Price (per share)	$14.46	$14.46	$14.46	$14.46
Hypothetical Closing Price on the Third Trading Day before Maturity (per share)	$23.14	$28.92	$34.70	$14.00
Is the Hypothetical Lowest Trading Price less than or equal to 50% of the Hypothetical Initial Share Price?	No	No	No	Yes
Will 0.34578 shares (the Hypothetical Exchange Ratio) of Fannie Mae common stock be delivered at Maturity?	No	No	No	Yes
Hypothetical Closing Price at Maturity (per share)	$23.14	$28.92	$34.70	$14.00
Maturity Payment in cash or market value of Fannie Mae Common Stock (excluding coupon payments) per ELKS	$10.00	$10.00	$10.00	$4.84
Maturity Payment in cash or market value of Fannie Mae Common Stock (including coupon payments) per ELKS	$11.30	$11.30	$11.30	$6.14
Return on Fannie Mae common stock (excluding cash dividend payments)	-19.99%	0.00%	19.99%	-51.59%
Return on ELKS (excluding coupon payments)	0.00%	0.00%	0.00%	-51.59%
Return on Fannie Mae Common Stock (including cash dividend payments)	-13.08%	6.91%	26.90%	-44.68%
Return on ELKS (including coupon payments)	13.00%	13.00%	13.00%	-38.59%

Certain United States Federal Income Tax Considerations

The following is a summary of certain federal income tax considerations of the purchase, ownership and disposition of the ELKS by U.S. investors (“U.S. Holders”) and certain non-U.S. investors described below. This discussion supplements, and to the extent inconsistent with, replaces the discussion contained in the ELKS product supplement under “What Are the United States Federal Income Tax Consequences of Investing in the ELKS?” and “Certain United States Federal Income Tax Considerations.”

All prospective investors (including tax-exempt investors) should refer to the ELKS product supplement related to this offering for additional information relating to U.S. federal income tax and should consult their own tax advisors to determine the tax consequences to them of investing in the ELKS.

U.S. Holders

For U.S. federal income tax purposes, you and Citigroup Funding agree to treat an ELKS as a grant by you to Citigroup Funding of a put option on Fannie Mae common stock in exchange for periodic payments of option premiums, pursuant to which option, at maturity you will purchase Fannie Mae common stock (or the cash equivalent) if the closing price of the Fannie Mae common stock on the Valuation Date declines by approximately 50% (to be determined

ELKS	13

on the Pricing Date) or more relative to the Initial Equity Price. In addition, you and Citigroup Funding agree to treat the amounts invested by you as a cash deposit that at maturity of the ELKS either will be used to satisfy your purchase obligation if the put option is exercised or will be returned to you. The discussion below assumes such treatment, except where otherwise stated.

Each coupon payment paid on the ELKS should be divided into two separate components for tax purposes: an interest component and an option premium component. Of the total coupon payable on the ELKS, it is expected that approximately 34% (to be determined on the Pricing Date) will be characterized as the interest component and approximately 66% (to be determined on the Pricing Date) will be characterized as the option premium component. Under that treatment, these components should be taxed as follows:

O	You will be required to include any interest payment as interest income at the time that such interest is accrued or received in accordance with your method of accounting.

O	You will not be required to include any option premium received in income until sale or other taxable disposition of the ELKS or retirement of the ELKS.

If you hold the ELKS until they mature:

O

If you receive cash at maturity, you will recognize short-term capital gain or loss equal to the difference between (x) the sum of cash received at maturity and the entire option premium (but not including any interest payment), and (y) your purchase price for the ELKS;

O

If you receive Fannie Mae common stock upon the retirement of the ELKS, you should not expect to recognize any gain or loss on the receipt of the Fannie Mae common stock, and your tax basis in the Fannie Mae common stock generally will equal your purchase price for the ELKS less the amount of the entire option premium.

If you sell your ELKS for cash prior to maturity, you will generally have a short-term capital gain or loss equal to the difference between (x) the sum of the cash received at disposition and the option premium previously received, if any (but not including any interest payment), and (y) your purchase price for the ELKS.

No statutory, judicial or administrative authority directly addresses the characterization of the ELKS or instruments similar to the ELKS for U.S. federal income tax purposes. Due to the absence of authority as to the proper characterization of the ELKS, no assurance can be given that the Internal Revenue Service (“IRS”) will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above, and alternative treatments of the ELKS could result in less favorable U.S. federal income tax consequences to you, including a requirement to accrue income on a current basis at the annual rate of         % compounded semiannually (the comparable yield, which could include the entire coupon on the ELKS). In addition, there is no assurance that the IRS will agree with the agreed-to characterization and tax treatment of the retirement of the ELKS described above, and you may be required by the IRS to treat cash or stock received at maturity or on sale as ordinary income rather than as gain.

14	ELKS

Non-U.S. Holders

In the case of a holder of an ELKS that is not a U.S. person (a “Non-U.S. Holder”), the interest payments made with respect to the ELKS should not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form).

Any capital gain realized upon the maturity, sale or other disposition of the ELKS by a Non-U.S. Holder should generally not be subject to U.S. federal income tax if:

1.	Such gain is not effectively connected with a U.S. trade or business of such holder, and

2.	In the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the ELKS as long as either (A) (1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the ELKS or renders investment advice with respect to those assets, and (2) such plan or retirement account is paying no more than adequate consideration for the ELKS or (B) its acquisition and holding of the ELKS is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the ELKS if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of ELKS by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the ELKS product supplement for more information.

Supplemental Plan of Distribution

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $        principal amount of ELKS (             ELKS), any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the ELKS directly to the public at the public offering price set forth under “Preliminary Terms” above and some of the ELKS to certain dealers, including Citicorp Financial Services Corp., a broker-dealer affiliated

ELKS	15

with Citigroup Global Markets, at the public offering price less a concession not to exceed $0.20 per ELKS. Citigroup Global Markets may allow, and these dealers may reallow, a concession not to exceed $0.20 per ELKS on sales to certain other dealers. In addition, Financial Advisors employed by Smith Barney, the broker-dealer division of Citigroup Global Markets, will receive a fixed sales commission of $0.20 per ELKS for each ELKS they sell. If all of the ELKS are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

Additional Considerations

In the event you are entitled to receive shares of the Underlying Equity at maturity of the ELKS, the amount you receive will be subject to adjustment for a number of events that modify the Underlying Equity issuer’s capital or corporate structures. You should refer to the section “Description of the ELKS—Dilution Adjustments” in the ELKS product supplement for more information. However, the amount you will receive at maturity, if applicable, will not be adjusted for all events that may adversely affect the price of the Underlying Equity, and these other events may have the effect of reducing the amount you will receive at maturity if you receive shares of the Underlying Equity (or the cash value of those shares at your election).

In case of default in payment at maturity of the ELKS, the ELKS will bear interest, payable upon demand of the beneficial owners of the ELKS in accordance with the terms of the ELKS, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of         % per annum on the unpaid amount (or the cash equivalent of the unpaid amount) due.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the ELKS, either directly or indirectly.

ELKS® is a registered service mark of Citigroup Global Markets Inc.

© 2007 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.